Puro Trader, Inc

Statements of Changes in Shareholders' Deficit

For the Years Ended December 31, 2019 and 2018

(Unaudited)

	Puro Trader, LLC	Puro Trader, Inc				
	Members' Equity	Common Stock Shares	Common Stock Amount	Paid-in-Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance, January 1, 2018	$ 1,035.88	-	$ -	$ -	$ -	$ -
Net loss	(42,544.59)				-	
Balance, December 31, 2018	(41,508.71)	-	-		-	-
Conversion to corporation	41,508.71	100,000	100.00	199,953.90	(266,562.61)	(66,508.71)
Sale of common stock		11,677	11.68	379,988.32		380,000.00
Net loss					(609,737.84)	(609,737.84)
Balance, December 31, 2018	$ -	111,677	$ 111.68	$ 579,942.22	$ (876,300.45)	$ (296,246.55)